FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2004

National Australia Bank Limited
ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE   VICTORIA   3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Monday 2nd February  2004

John Stewart appointed the National’s Managing Director & Chief Executive following the resignation of Frank Cicutto

The Chairman of the National, Mr Charles Allen, today announced that the Board of Directors had appointed Mr John Stewart as Managing Director and Chief Executive Officer, following the resignation of Mr Frank Cicutto.

“The Board of Directors is pleased that John Stewart, currently a Director on the Principal Board and Executive Director of the National’s business in the United Kingdom, has accepted our offer to become the Managing Director and Chief Executive Officer of the Group in Melbourne,” Mr Allen said.

“Mr Stewart is an outstanding executive with international banking experience. John has demonstrated strong leadership skills, financial acumen and a successful track record in retail banking.  He is widely respected in the international banking community and within the National.”

“Mr Cicutto has made a very significant contribution to the National over the last 37 years, including the last five as Managing Director and Chief Executive Officer.  He will be missed by his colleagues and we wish him well for the future.”

In discussions with the Chairman, Mr Cicutto expressed his desire to resign. “I regret the decision was necessary but I believe it is in the best interests of the bank,” Mr Cicutto said. “I am proud of the contribution I have made to its development as Australia’s leading banking and wealth management business. I am comfortable in the knowledge that I am handing over a company that is well positioned for future growth.”

Mr Stewart said he looked forward to working with the Board and the management team to build on the National’s record of achievement through further integration of banking and wealth management, and development of the UK business.

“We have some short term issues to manage but I am confident that the Board and the management team will tackle these head on and that the National will continue to improve,” Mr Stewart said. “We will all work hard to implement our strategies and deliver benefits for shareholders, customers and employees of the National.”

Mr Allen said that the Board was continuing its search for additional Directors with relevant financial services experience.

Additional information

Mr Cicutto will receive a resignation payment of A$3.27 million, which includes a payment in lieu of six months notice. This will cover all outstanding contract related matters. He will be entitled to statutory and award payments including accrued annual leave and long service leave. Mr Cicutto is a member of a defined contribution superannuation scheme (not a defined benefit superannuation scheme). As a result of his resignation, Mr Cicutto will forego A$1.293 million in matching shares that were approved by shareholders at the 2003 Annual General Meeting.

Mr Stewart’s appointment as Managing Director and Chief Executive Officer of the National Australia Bank will commence immediately.  He will relocate from London to the company’s headquarters in Melbourne to take up his appointment.

Mr Ross Pinney, who has worked closely with Mr Stewart on the bank’s UK strategy, will take responsibility for the bank’s UK business. Mr Pinney is a senior executive of the National with more than 10 years experience in Australia, New Zealand and the United Kingdom. Mrs Lynne Peacock, currently an Executive Director of the National in the UK, will assist Mr Pinney. Mrs Peacock was previously a senior executive with Barclays Bank and a main Board Director with Woolwich.

Biographical information for Mr Stewart

Mr Stewart, 54, was born in Scotland on 31 May 1949.  He is married with one son and a daughter. He went to school at Boroughmuir in Edinburgh and attended University at Heriot-Watt. His favourite sports and hobbies are sailing and walking.

John first joined the National as Managing Director and Chief Executive Officer of National Australia Group Europe on Friday, 8 August 2003. He was previously Deputy Chief Executive of Barclays Bank where he headed the group’s Personal Financial Services operation and Barclay’s Private Clients. He was Chief Executive of Woolwich before it became part of the Barclays Group in 2000.

He is a Fellow of the Chartered Institute of Bankers and an Associate of the Chartered Insurance Institute.

Further biographical information on Mr Stewart is on the Group website.

For further information please contact:

Australia	United Kingdom

Media	Tulchan Communications Tel 44 0207 353 4200
Brandon Phillips Group Manager Group Corporate Relations 61-3-8641 3857 work 61-419-369 058 mobile

Investor Relations

Callum Davidson
Investor Relations Manager
Corporate Finance
61-3-8641 4964 work
61-411-117 984 mobile

or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook

Date:	2 February 2004	Title:	Associate Company Secretary